

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 28, 2018

<u>Via E-mail</u>
Diego Roca
Chief Financial Officer
Dominion Minerals Corp.
3171 US Highway 9 North, Suite 324
Old Bridge, NJ 08857

   Re: Dominion Minerals Corp.
     Form 10
     Filed October 21, 2016
     File No. 000-52696

Dear Mr. Roca:

  We issued comments on the above captioned filing on April 5, 2018. On June 4, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

            Sincerely,

            /s/ James Lopez (for)

            John Reynolds
            Assistant Director
            Office of Beverages, Apparel, and
            Mining